

Mail Stop 3561

November 18, 2015

Richard A. Pawlowski
Chief Financial Officer
Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 200
Minnetonka, MN

>   **Re: Famous Dave's of America, Inc.**
>   **Form 10-K for Fiscal Year Ended December 28, 2014**
>   **Filed March 13, 2015**
>   **Form 10-Q for Fiscal Quarter Ended September 27, 2015**
>   **Filed November 6, 2015**
>   **File No. 000-21625**

Dear Mr. Pawlowski:

We have reviewed your November 12, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2015 letter.

Form 10-Q for Fiscal Quarter Ended September 27, 2015

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

1. We note your response to prior comment 2 and that you will disclose quantitative information when you believe it will help investors better understand your financial results and trends. In light of your continued decline in restaurant sales and operating results, please disclose the underlying factors that cause such period over period changes and quantify their impact to the extent that it is possible. In this regard, we note from your third quarter earnings call that the decline in restaurant sales is due to several factors including bad menu changes, decreases in average check size, and changes in portion

Richard. A. Pawlowski
Famous Dave's of America, Inc.
November 18, 2015
Page 2

sizes; however, there is no discussion of these items or other reasons that have caused comparable restaurant sales to decline in your results of operations discussion or elsewhere within MD&A. Note that discussing material known trends and uncertainties that may affect future performance is a disclosure requirement under Item 303(a) of Regulation S-K.

You may contact Theresa Messinese at 202-551-3307 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure